UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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13031529

# ANNUAL AUDITED REPORT FORM X-17A-5 PART III

| SEC FILE NUMBER |
|---|
| 8-17103 |

## FACING PAGE

**Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder**

REPORT FOR THE PERIOD BEGINNING 01/01/12 (MM/DD/YY) AND ENDING 12/31/12 (MM/DD/YY)

## A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER:

Davenport & Company LLC

OFFICIAL USE ONLY
FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

901 East Cary Street, 11th Floor

(No. and Street)

| Richmond | Virginia | 23219 |
|---|---|---|
| (City) | (State) | (Zip Code) |

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Robert F. Mizell (804) 780-2089

(Area Code – Telephone Number)

## B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

KPMG LLP

*(Name – if individual, state last, first, middle name)*

| 1021 East Cary Street, Suite 2000 | Richmond | Virginia | 23219 |
|---|---|---|---|
| (Address) | (City) | (State) | (Zip Code) |

CHECK ONE:

- [√] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

SECURITIES AND EXCHANGE COMMISSION
RECEIVED
MAR 05 2013
REGISTRATIONS BRANCH
02

FOR OFFICIAL USE ONLY

***Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).*

AB 3/25

KH 3/26



Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays currently valid OMB control number.

# OATH OR AFFIRMATION

I, Robert F. Mizell, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statements and supporting schedules pertaining to the firm of Davenport & Company LLC as of December 31, 2012, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows.


VIRGINIA BURN WORTHAM
NOTARY PUBLIC
MY COMMISSION NUMBER 7268235
COMMONWEALTH OF VIRGINIA

Signature

Chief Financial Officer, Executive Vice President

Title

Virginia Burn Wortham

Notary Public

My commission expires: May 31, 2013

This report ** contains (check all applicable boxes):

- [x] (a) Facing Page.
- [x] (b) Statement of Financial Condition.
- [ ] (c) Statement of Income (Loss).
- [ ] (d) Statement of Changes in Financial Condition.
- [ ] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietor's Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [ ] (g) Computation of Net Capital.
- [ ] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [ ] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [ ] (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-3 and the Computation for Determination of the Reserve Requirements Under Exhibit A Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [x] (l) An Oath or Affirmation.
- [ ] (m) A Copy of the SIPC Supplemental Report.
- [x] (n) A Report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

** *For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

**DAVENPORT & COMPANY LLC AND SUBSIDIARIES**

**Table of Contents**



**KPMG LLP**
Suite 2000
1021 East Cary Street
Richmond, VA 23219-4023

## Report of Independent Registered Public Accounting Firm

The Board of Directors
Davenport & Company LLC:

We have audited the accompanying consolidated statements of financial condition of Davenport & Company LLC and its subsidiaries as of December 31, 2012 and 2011, that are filed pursuant to Rule 17a-5 under the Securities Exchange Act of 1934 and the related notes to the consolidated statements of financial condition (the financial statements).

***Management's Responsibility for the Financial Statement***

Management is responsible for the preparation and fair presentation of these financial statements in accordance with U.S. generally accepted accounting principles; this includes the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of the financial statements that is free from material misstatement, whether due to fraud or error.

***Auditors' Responsibility***

Our responsibility is to express an opinion on the financial statements based on our audits. We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the financial statements are free from material misstatement.

An audit involves performing procedures to obtain audit evidence about the amounts and disclosures in the financial statements. The procedures selected depend on the auditors' judgment, including the assessment of the risks of material misstatement of the financial statements, whether due to fraud or error. In making those risk assessments, the auditor considers internal control relevant to the entity's preparation and fair presentation of the financial statements in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the entity's internal control. Accordingly, we express no such opinion. An audit also includes evaluating the appropriateness of accounting policies used and the reasonableness of significant accounting estimates made by management, as well as evaluating the overall presentation of the financial statements.

We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our audit opinion.

***Opinion***

In our opinion, the financial statements referred to above present fairly in all material respects, the financial position of Davenport & Company and its subsidiaries as of December 31, 2012 and 2011, in accordance with U.S. generally accepted accounting principles.

KPMG LLP

Richmond, Virginia
February 26, 2013

**DAVENPORT & COMPANY LLC AND SUBSIDIARIES**

Consolidated Statements of Financial Condition

December 31, 2012 and 2011

| **Assets** | | **2012** | **2011** |
|---|---|---|---|
| Cash and cash equivalents (note 2) | $ | 4,370,754 | 3,193,959 |
| Cash segregated under federal and other regulations (note 3) | | 2 | 2 |
| Deposits with clearing organizations and others | | 1,799,965 | 951,434 |
| Receivable from broker-dealers and clearing organizations (note 4) | | 127,860 | 808,115 |
| Receivable from customers (note 5) | | 54,101,717 | 53,704,073 |
| Receivable from noncustomers (note 5) | | 8,781,286 | 5,377,608 |
| Marketable securities owned, at fair value (notes 6 and 10) | | 15,785,032 | 10,124,472 |
| Furniture, equipment, software, and leasehold improvements, at cost (less accumulated depreciation and amortization of $9,770,254 in 2012 and $12,718,898 in 2011) (note 7) | | 2,704,908 | 2,665,257 |
| Notes receivable from employees (note 2) | | 1,909,795 | 2,821,559 |
| Prepaid expenses and other assets | | 7,436,235 | 6,372,139 |
| | $ | 97,017,554 | 86,018,618 |
| **Liabilities and Members' Interest** | | | |
| Short-term bank loans (note 8) | $ | 3,820,000 | 6,520,000 |
| Drafts payable | | 11,012,377 | 6,142,609 |
| Members' interest payable | | 4,373,686 | 1,793,041 |
| Payable to broker-dealers and clearing organizations (note 4) | | 1,547,474 | 830,489 |
| Payable to customers (note 5) | | 28,518,393 | 21,027,578 |
| Payable to noncustomers (note 5) | | 26,193 | 59,861 |
| Securities sold, not yet purchased, at market value (notes 6 and 10) | | 110,895 | 11,104 |
| Accounts payable, accrued expenses, and other liabilities | | 10,463,258 | 8,665,501 |
| | | 59,872,276 | 45,050,183 |
| Members' interest | | 37,145,278 | 40,968,435 |
| Commitments and contingent liabilities (notes 10 and 11) | | | |
| | $ | 97,017,554 | 86,018,618 |

See accompanying notes to consolidated statements of financial condition.

## (1) Organization and Nature of Business

Davenport & Company LLC and Subsidiaries (the Company) is a broker-dealer registered under the Securities Exchange Act of 1934 and an investment adviser registered under the Investment Advisers Act of 1940. The Company is a member of the New York Stock Exchange, Inc. and the Financial Industry Regulatory Authority (FINRA). The Company is a limited liability company organized under the laws of the Commonwealth of Virginia. The Company is owned by Davenport & Company of Virginia, Inc., Davenport Corp., and DAVA Corp. (collectively, the Members) who have membership interests of 62%, 20%, and 18%, respectively. The liability of each Member is limited to the balances in each Member's capital account. The Company will continue indefinitely, unless dissolved earlier pursuant to the terms of the operating agreement of the Company. Davenport Financial Advisors LLC (DFA) and Davenport Trust Company (DavTrust) are wholly owned subsidiaries of Davenport & Company LLC. DFA is engaged in the appraisal of businesses and their securities in connection with estate and gift tax, equitable distribution, acquisition advisory, the purchase and sale of listed and unlisted securities, litigation support, and other purposes. The services and responsibilities of DFA are separate from those of Davenport & Company LLC, notwithstanding the fact that DFA and Davenport & Company LLC may share employees and facilities. DavTrust is a wholly owned North Carolina corporation formed in 2009 to be the trustee of Davenport's individual retirement accounts. It was capitalized in December 2009 with $1.5 million and began operations on October 1, 2011.

## (2) Summary of Significant Accounting Policies

### *(a) Basis of Presentation*

The consolidated statements of financial condition include the accounts of the Company and its wholly owned subsidiaries. The Company is engaged in a single line of business as a securities broker-dealer, which comprises several classes of services, including principal transactions, agency transactions, investment banking, and investment advisory services. All material intercompany balances and transactions are eliminated in consolidation.

### *(b) Cash and Cash Equivalents*

All highly liquid investments with original maturities of three months or less are considered to be cash equivalents.

### *(c) Fair Value of Financial Instruments*

The Company carries cash and cash equivalents, cash segregated under federal and other regulations, securities owned, and securities sold, not yet purchased at fair value. Deposits with clearing organizations and other receivables from brokers-dealers and clearing organizations, receivable from customers, noncustomers, and employees, short-term bank loans, drafts payable, members interest payable, payable to brokers-dealers and clearing organizations, payable to customers, and payable to noncustomers are recorded at their carrying amounts, which approximate fair value. The fair value of these items is not materially sensitive to shifts in market interest rates because of the limited term to maturity and/or variable interest rates of many of these instruments.



(Continued)

***(d) Securities Transactions***

Proprietary securities transactions and customers' securities transactions in regular way trades are recorded on the settlement date, which is not materially different from the trade date.

Marketable securities owned are recorded at fair value which is the exchange price that would be received for an asset or paid to transfer a liability (an exit price) in the principal or most advantageous market for the asset or liability in an orderly transaction between willing market participants on the remeasurement date.

The fair value for certain financial instruments is derived using pricing models and other valuation techniques that involve significant management judgment. The price transparency of financial instruments is a key determinant of the degree of judgment involved in determining the fair value of the Company's financial instruments. Financial instruments for which actively quoted prices or pricing parameters are available will generally have a higher degree of price transparency than financial instruments that are thinly traded or not quoted. In accordance with GAAP, the criteria used to determine whether the market for a financial instrument is active or inactive is based on the particular asset or liability. For equity securities, the Company's definition of actively traded is based on average daily volume and other market trading statistics. The Company has determined the market for certain other types of financial instruments, including certain auction rate preferred securities to be inactive as of both December 31, 2012 and 2011. As a result, the valuation of these financial instruments included management judgment in determining the relevance and reliability of market information available. The Company considered the inactivity of the market to be evidenced by several factors, including a continued decreased price transparency caused by decreased volume of trades relative to historical levels, stale transaction prices, and transaction prices that varied significantly either over time or among market makers.

When instruments are traded in secondary markets and quoted market prices do not exist for such securities, the Company utilizes valuation techniques including trader knowledge of the market to estimate fair value. Valuation techniques may also rely on other observable inputs such as yield curves, interest rates and expected principal repayments and default probabilities. Instruments valued using these inputs are typically classified within Level 2 of the fair value hierarchy. Examples include certain municipal debt securities, and corporate debt securities. The Company utilizes prices from independent services to corroborate its estimate of fair value. Depending upon the type of security, the pricing service may provide a listed price or use other methods including broker-dealer price quotations. Positions in illiquid securities that do not have readily determinable fair values require significant judgment or estimation. For these securities, which include certain auction rate securities, the Company uses quotes from secondary market makers to determine fair value. Securities valued using these techniques are classified within Level 3 of the fair value hierarchy.

***(e) Income Taxes***

Income taxes are not reflected in the accompanying consolidated statements of financial condition as the responsibility for income taxes is that of the Members and not of the Company. One subsidiary, DavTrust, is a C corporation and is responsible for its own income taxes. DavTrust had income tax liability of $5,900 and $4,246 as of December 31, 2012 and 2011, respectively.

Financial Accounting Standards Board (FASB) Accounting Standards Codification (ASC) 740-10, related to *Accounting for Uncertain Tax Positions* requires that a tax position be recognized or derecognized based on a more likely than not threshold. This applies to positions taken or expected to be taken on a tax return. The Company analyzed filing positions in all of the federal and state jurisdictions where they are required to file income tax returns, including its status as a pass-through entity. The only periods subject to examination for federal and state tax returns are 2008 through 2012. The Company believes its income tax filing positions, including its status as a pass-through entity, would be sustained on audit and does not anticipate any adjustments that would result in a material change to its consolidated financial position. Therefore, no reserves for uncertain tax positions, nor interest and penalties, have been recorded as of December 31, 2012 and 2011.

***(f) Furniture, Equipment, Software, and Leasehold Improvements***

The Company records depreciation and amortization on the straight-line method based on estimated useful lives of two years for software and the related software licenses, four years for quotation equipment, six years for data processing and communications equipment, and ten years for furniture and fixtures. Leasehold improvements are amortized over the lesser of the estimated useful lives of the improvements or the terms of the related leases.

***(g) Drafts Payable***

Drafts payable represent amounts drawn by the Company against a bank.

***(h) Notes Receivable from Employees***

From time to time, the Company issues loans to employees. Some of these loans are nonnegotiable and forgiven over a predetermined period of time on a schedule determined by the Company, as long as the employee remains employed by the Company. Forgiveness of the principal and interest amounts will appear as noncash compensation to the employee in each monthly paycheck.

***(i) Use of Estimates***

The preparation of consolidated statements of financial condition in conformity with U.S. generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities at the date of the consolidated statements of financial condition. Actual results could differ from those estimates. Significant items subject to estimates and assumptions include the fair value of investments and other contingencies.

**(3) Cash Segregated under Federal and Other Regulations**

Cash of $2 at December 31, 2012 and 2011, has been segregated in a special reserve bank account for the benefit of customers under Rule 15c3-3 of the Securities and Exchange Commission (SEC).



(Continued)

## (4) Receivable from and Payable to Broker-Dealers and Clearing Organizations

Amounts receivable from and payable to broker-dealers and clearing organizations at December 31, 2012 and 2011, consisted of the following:

| | | 2012 | |
|---|---|---|---|
| | | Receivable | Payable |
| Securities failed to deliver/receive | $ | 107,809 | 842,373 |
| Amounts receivable from/payable to clearing broker | | — | 7,269 |
| Amounts receivable from/payable to clearing organizations | | — | 695,190 |
| Amounts receivable from/payable to other broker | | 20,051 | 2,642 |
| | $ | 127,860 | 1,547,474 |

| | | 2011 | |
|---|---|---|---|
| | | Receivable | Payable |
| Securities failed to deliver/receive | $ | 132,198 | 444,220 |
| Amounts receivable from/payable to clearing broker | | — | 78,504 |
| Amounts receivable from/payable to clearing organizations | | — | 305,727 |
| Amounts receivable from/payable to other broker | | 675,917 | 2,038 |
| | $ | 808,115 | 830,489 |

The Company clears certain of its transactions through another broker-dealer on an omnibus basis. The amount payable to the clearing broker relates to the aforementioned transactions and is collateralized by securities owned by the Company.

## (5) Receivable from and Payable to Customers and Noncustomers

Amounts receivable from and payable to customers and noncustomers (principally, directors of the Company) include amounts due on cash and margin transactions. Securities owned by customers and noncustomers are held as collateral for receivables. Such collateral is not reflected in the consolidated statements of financial condition and may be repledged by the Company. See further discussion of collateral at notes 8 and 10.

## (6) Securities Owned and Securities Sold, Not Yet Purchased

(a) Securities owned and securities sold, not yet purchased, consisted of trading securities at December 31, 2012 and 2011 as follows:

| | | 2012 | 2011 |
|---|---|---|---|
| Owned: | | | |
| Marketable securities, at market value: | | | |
| State and municipal obligations (primarily located in the Commonwealth of Virginia) | $ | 14,023,264 | 8,896,571 |
| Auction rate preferred securities | | 90,000 | 112,500 |
| Certificates of deposit | | 100,000 | — |
| U.S. Treasuries | | — | 749,250 |
| Corporate bonds | | 270,238 | 264,034 |
| Corporate stocks | | 1,301,530 | 102,117 |
| | $ | 15,785,032 | 10,124,472 |
| Sold, not yet purchased at market value: | | | |
| Corporate stocks | $ | 110,895 | 11,104 |
| | $ | 110,895 | 11,104 |

(b) FASB ASC 820-10 Fair Value Measurement establishes a fair value hierarchy that prioritizes the inputs to valuation techniques used to measure fair value. The hierarchy gives the highest priority to unadjusted quoted prices in active markets for identical assets (Level 1 measurements) and the lowest priority to measurements involving significant unobservable inputs (Level 3 measurements). The three levels of the fair value hierarchy are as follows:

- Level 1 inputs are quoted prices (unadjusted) in active markets for identical assets that the Company has the ability to access at the measurement date.
- Level 2 inputs are inputs other than quoted prices included within Level 1 that are observable, either directly or indirectly.
- Level 3 inputs are unobservable inputs.

The level in the fair value hierarchy within which a fair measurement in its entirety falls is based on the lowest level input that is significant to the fair value measurement in its entirety.

The following table presents assets and liabilities that are measured at fair value on a recurring basis at December 31, 2012:

| | | Fair value measurements at reporting date using | | |
|---|---|---|---|---|
| | December 31, 2012 | Quoted prices in active markets for identical assets (Level 1) | Significant other observable inputs (Level 2) | Significant unobservable inputs (Level 3) |
| Assets: | | | | |
| Trading securities: | | | | |
| State and municipal obligations | $ 14,023,264 | — | 14,023,264 | — |
| Auction rate preferred securities | 90,000 | — | — | 90,000 |
| Certificates of deposit | 100,000 | 100,000 | — | — |
| Corporate bonds | 270,238 | — | 270,238 | — |
| Corporate stocks | 1,301,530 | 1,141,644 | — | 159,886 |
| Total | $ 15,785,032 | 1,241,644 | 14,293,502 | 249,886 |
| Liabilities: | | | | |
| Securities sold not yet purchased: | | | | |
| Corporate stocks | $ 110,895 | 110,895 | — | — |
| | $ 110,895 | 110,895 | — | — |



(Continued)

The following table presents assets and liabilities that are measured at fair value on a recurring basis at December 31, 2011:

| | December 31, 2011 | Fair value measurements at reporting date using: Quoted prices in active markets for identical assets (Level 1) | Significant other observable inputs (Level 2) | Significant unobservable inputs (Level 3) |
|---|---|---|---|---|
| Assets: | | | | |
| Trading securities: | | | | |
| State and municipal obligations | $ 8,896,571 | — | 8,896,571 | — |
| Auction rate preferred securities | 112,500 | — | — | 112,500 |
| U.S. Treasuries | 749,250 | 749,250 | — | — |
| Corporate bonds | 264,034 | — | 264,034 | — |
| Corporate stocks | 102,117 | 19,938 | — | 82,179 |
| Total | $ 10,124,472 | 769,188 | 9,160,605 | 194,679 |
| Liabilities: | | | | |
| Securities sold not yet purchased: | | | | |
| Corporate stocks | $ 11,104 | 11,104 | — | — |
| | $ 11,104 | 11,104 | — | — |

The following table summarizes Level 3 assets measured at fair value on a recurring basis for the year ended December 31, 2012:

| | |
|---|---|
| Assets: | |
| Beginning balances as of January 1, 2012 | $ 194,679 |
| Total realized and unrealized gains included in net income | 2,500 |
| Transfer into Level 3 | 52,707 |
| Ending balance as of December 31, 2012 | $ 249,886 |

There were no significant transfers between Level 1 and Level 2 of the fair value hierarchy during the year ended December 31, 2012.

The following table summarizes Level 3 assets measured at fair value on a recurring basis for the year ended December 31, 2011:

| | | |
|---|---|---|
| Assets: | | |
| Beginning balances as of January 1, 2011 | $ | 15,967,894 |
| Total realized and unrealized gains included in net income | | 1,751,785 |
| Settlement or sale of security | | (17,525,000) |
| Ending balance as of December 31, 2011 | $ | 194,679 |

There were no significant transfers between Level 1 and Level 2 of the fair value hierarchy during the year ended December 31, 2011. The Company had no assets or liabilities that were measured at fair value on a nonrecurring basis as of December 31, 2012 or 2011.

## (7) Furniture, Equipment, Software, and Leasehold Improvements

Furniture, equipment, software, and leasehold improvements are summarized as follows:

| | | 2012 | 2011 |
|---|---|---|---|
| Furniture | $ | 3,701,765 | 3,843,372 |
| Equipment | | 4,636,548 | 5,316,947 |
| Software | | 866,350 | 2,851,382 |
| Leasehold improvements | | 3,270,499 | 3,372,454 |
| | | 12,475,162 | 15,384,155 |
| Less accumulated depreciation and amortization | | 9,770,254 | 12,718,898 |
| Total furniture, equipment, software, and leasehold improvements, net | $ | 2,704,908 | 2,665,257 |

## (8) Short-Term Bank Loans

Short-term bank loans are used to finance loans to customers and noncustomers who have purchased securities under margin agreements and to finance trading and investment securities. These loans are generally made at the short-term collateralized borrowing rate (1.15% at December 31, 2012 and 2011) and are payable on demand. In addition, the Company has a $1 million unsecured line of credit with a commercial bank. The interest rate on this line of credit is prime (3.25% at December 31, 2012 and 2011) and any borrowings are payable upon demand.



(Continued)

Short-term bank loans and related collateral outstanding at December 31, 2012 and 2011 were as follows:

| | Loans | | Collateral | |
|---|---|---|---|---|
| | 2012 | 2011 | 2012 | 2011 |
| Collateralized by company securities | $ 3,720,000 | 6,115,000 | 12,436,672 | 6,230,716 |
| Collateralized by customer securities | — | — | — | 4,478,934 |
| Collateralized by noncustomer securities | — | 305,000 | — | 354,087 |
| Unsecured line of credit | 100,000 | 100,000 | — | — |
| | $ 3,820,000 | 6,520,000 | 12,436,672 | 11,063,737 |

## (9) Subordinated Borrowings

The Company has approval from the NYSE for a Revolving Note and Cash Subordination Agreement (the Agreement) with a bank for up to $7,500,000 at prime (3.25% at December 31, 2012 and 2011) + 1%. The Company must pay a commitment fee of 1/8% for any unused portion of the Agreement. There were no amounts outstanding under the Agreement at December 31, 2012 or 2011, respectively.

The subordinated borrowings are available in computing net capital under the SEC's Uniform Net Capital Rule (Rule 15c3-1). To the extent that such borrowings are required for the Company's continued compliance with minimum net capital requirements, they may not be repaid.

## (10) Financial Instruments

In the normal course of its business, the Company enters into various transactions involving off-balance-sheet financial instruments. These financial instruments include the purchase and sale of securities pursuant to new issuances. These transactions are used to meet the needs of customers, conduct trading activities, and manage market risks and are, therefore, subject to varying degrees of market and credit risk.

In addition, the Company has sold securities that it does not currently own and will, therefore, be obligated to purchase such securities at a future date. The Company has recorded these obligations in the consolidated statements of financial condition at the market values of the related securities and will incur a loss if the market value of the securities increases subsequent to year-end.

In the normal course of business, the Company's customer activities involve the execution, settlement, and financing of various customer securities transactions. These activities may expose the Company to off-balance-sheet risk in the event the customer or other broker is unable to fulfill its contracted obligations and the Company has to purchase or sell the financial instrument underlying the contract at a loss.

The Company's customer securities activities are transacted on either a cash or margin basis. In margin transactions, the Company extends credit to its customers, subject to various regulatory and internal margin requirements, collateralized by cash and securities in the customers' accounts. In connection with these activities, the Company executes and clears customer transactions involving the sale of securities not yet

purchased, substantially all of which are transacted on a margin basis subject to individual exchange regulations. Such transaction may expose the Company to significant off-balance-sheet risk in the event margin requirements are not sufficient to fully cover losses that customers may incur. In the event the customer fails to satisfy its obligations, the Company may be required to purchase or sell financial instruments at prevailing market prices to fulfill the customer's obligations. The Company seeks to control the risks associated with its customer activities by requiring customers to maintain margin collateral in compliance with various regulatory and internal guidelines. The Company monitors required margin levels daily and, pursuant to such guidelines, requires the customer to deposit additional collateral or to reduce positions when necessary.

The Company's customer financing and securities settlement activities require the Company to pledge customer securities as collateral in support of various secured financing sources such as bank loans and securities loaned. In the event the counterparty is unable to meet its contractual obligation to return customer securities pledged as collateral, the Company may be exposed to the risk of acquiring the securities at prevailing market prices in order to satisfy its customer obligations. The Company controls this risk by monitoring the market value of securities pledged on a daily basis and by requiring adjustments of collateral levels in the event of excess market exposure. In addition, the Company establishes credit limits for such activities and monitors compliance on a daily basis.

The Company has a concentration of credit risk in the Commonwealth of Virginia since a significant portion of its customer base resides in that state. This is mitigated through the Company's policy of maintaining custody of collateral for all of its margin account customers in accordance with various regulatory and internal guidelines.

## (11) Commitments and Contingencies

The Company leases its office space and certain office equipment and software under operating leases expiring at various dates through 2021. Minimum future rental payments required under such leases that have initial or remaining noncancelable lease terms in excess of one year at December 31, 2012 are as follows:

| | | |
|---|---|---|
| 2013 | $ | 3,019,842 |
| 2014 | | 2,929,234 |
| 2015 | | 2,631,672 |
| 2016 | | 2,554,593 |
| 2017 | | 2,533,929 |
| 2018 and thereafter | | 9,267,783 |
| Total minimum lease payments | $ | 22,937,053 |

The Company is a party to certain legal and regulatory actions arising in the normal course of business. Management of the Company, after consultation with outside legal counsel, believes that the resolution of these various actions will not result in any material adverse effects on the consolidated financial position, results of operations, or liquidity of the Company.

During fiscal year 2010 and 2009, the Company, on its own behalf, offered to purchase municipal auction rate preferred securities (ARPS) issued and distributed by Nuveen Investments, LLC, and sold by the Company to clients prior to February 12, 2008, the auctions for which were not clearing. To be eligible for the offer, the eligible securities must have been issued by Nuveen Investments LLC and sold to an account of the Company prior to February 12, 2008. The Company offered to purchase from eligible holders all eligible securities, at par value plus accumulated dividends, if any, to the payment date. This offer expired at December 31, 2010 and no customers held Nuveen ARPS as of December 31, 2010. During fiscal year 2011, these securities held by the Company were redeemed at par by Nuveen.

## (12) Variable Interest Entities (VIEs)

The Company has determined that several entities in which it is the managing member meets the definition of a VIE. However, Davenport is not the primary beneficiary and accordingly does not consolidate the funds under FASB ASC 810, *Consolidation*. These entities have assets of approximately $262,820,000 and $215,603,000 at December 31, 2012 and 2011, respectively.

## (13) Net Capital Requirements and Capital Redemption Agreement

The Company is subject to the SEC Rule 15c3-1 and the New York Stock Exchange, Inc., which requires the maintenance of minimum net capital. The Company has elected to use the alternative method, permitted by the rule, which requires that the Company and its subsidiaries maintain minimum net capital, as defined, equal to the greater of $250,000 or 2% of aggregate debit balances arising from customer transactions. The net capital rules also provide that equity capital may not be withdrawn or cash distributions paid if resulting net capital would be less than 5% of aggregate debits. At December 31, 2012, the Company's net capital, as defined, of $23,096,967 was 36% of aggregate debit balances and was $21,790,991 in excess of the minimum net capital required. At December 31, 2011, the Company's net capital, as defined, of $27,738,030 was 54% of aggregate debit balances and was $26,683,493 in excess of the minimum net capital required.

The Members have agreements with holders of all their outstanding common stock, whereby the Members are required to repurchase the stock in the event of a stockholder's death or retirement. The Company has agreements with the Members, whereby it will distribute to the Members capital sufficient for the Members to complete the redemption, subject to compliance with the rules of the New York Stock Exchange, Inc. The purchase price for such shares and the related units of the Company are determined by the Members' boards of directors and the Company's board of managers, respectively.



(Continued)

During the years ended December 31, 2012 and 2011, cash distributions of Members' interests were as follows:

| | | 2012 | 2011 |
|---|---|---|---|
| Income accumulated in prior year distributed to members during the current year | $ | 2,929,847 | 4,603,750 |
| Income accumulated in the current year distributed to members during the current year | | 7,150,786 | 5,175,161 |
| Repurchase of members' units for redemption of members' common stock | | 795,628 | 1,393,340 |
| Total cash distributions of members' interest | $ | 10,876,261 | 11,172,251 |

## (14) Subsequent Events

The Company has evaluated subsequent events for potential recognition and/or disclosure in the December 31, 2012 financial statements through February 26, 2013, the date the financial statements were issued, noting no matters requiring disclosure.

# INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM'S REPORT ON INTERNAL CONTROL REQUIRED BY SEC RULE 17A-5(g)(1)



**KPMG LLP**
Suite 2000
1021 East Cary Street
Richmond, VA 23219-4023

## Independent Registered Public Accounting Firm's Report on Internal Control Required by SEC Rule 17a-5(g)(1)

The Board of Directors
Davenport & Company LLC:

In planning and performing our audit of the consolidated statement of financial condition of Davenport & Company LLC and subsidiaries (the Company) as of and for the year ended December 31, 2012, in accordance with auditing standards generally accepted in the United States of America, we considered the Company's internal control over financial reporting (internal control), as a basis for designing our auditing procedures for the purposes of expressing our opinion on the consolidated statements of financial condition, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we do not express an opinion on the effectiveness of the Company's internal control.

Also, as required by Rule 17a-5(g)(1) of the Securities and Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Company, including consideration of control activities for safeguarding securities. This study included tests of compliance with such practices and procedures that we considered relevant to the objectives stated in Rule 17a-5(g) in the following:

1. Making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under Rule 17a-3(a)(11) and the reserve required by Rule 15c3-3(e).
2. Making the quarterly securities examinations, counts, verifications, and comparisons, and the recordation of differences required by Rule 17a-13.
3. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System; and
4. Obtaining and maintaining physical possession or control of all fully paid and excess margin securities of customers as required by Rule 15c3-3.

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls, and of the practices and procedures referred to in the preceding paragraph, and to assess whether those practices and procedures can be expected to achieve the SEC's previously mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition, and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of consolidated statements of financial condition in conformity with U.S. generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.



Because of inherent limitations in internal control and the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

A deficiency in internal control exists when the design or operation of a control does not allow management or employees, in the normal course of performing their assigned functions, to prevent, or detect and correct, misstatements on a timely basis. A significant deficiency is a deficiency, or a combination of deficiencies, in internal control that is less severe than a material weakness, yet important enough to merit attention by those charged with governance.

A material weakness is a deficiency, or combination of deficiencies, in internal control, such that there is a reasonable possibility that a material misstatement of the Company's financial statements will not be prevented, or detected and corrected, on a timely basis.

Our consideration of internal control was for the limited purpose described in the first and second paragraphs and would not necessarily identify all deficiencies in internal control that might be material weaknesses. We did not identify any deficiencies in internal control and control activities for safeguarding securities that we consider to be material weaknesses, as defined previously.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures, as described in the second paragraph of this report, were adequate at December 31, 2012 to meet the SEC's objectives.

This report is intended solely for the information and use of the Board of Directors, management, the SEC, the Financial Industry Regulatory Authority, Inc., and other regulatory agencies that rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers-dealers, and is not intended to be and should not be used by anyone other than these specified parties.

KPMG LLP

February 26, 2013